[LETTERHEAD OF DSI PROPERTIES, INC.]

Via Edgar

January 25, 2008


Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington DC, 20549

ATTN: 	Kevin Woody, Branch Chief
	Jennifer Monick, Staff Accountant

        Re: 	DSI Realty Income Fund VIII
		Form 10-K for Fiscal Year Ended December 31, 2006
		Form 10-Q for Quarterly Period Ended September 30, 2007
		File No. 002-90168

Ladies and Gentlemen:

        I am writing on behalf of DSI Realty Income Fund VIII, a California Limited Partnership, in response to a letter of comment from the staff of the Securities and Exchange Commission (the "Staff") which was dated December 12, 2007 (the "Staff Letter").

        The paragraphs below numbered 1 to 10 restate the numbered paragraphs in the Staff Letter and the discussions set below these paragraphs represent our responses to each of them. In addition, we have included full versions (Exhibit A) of our proposed amended 10-Ks to which these responses refer.


I. Form 10-K for Fiscal Year Ended December 31, 2006

General
1. Please update the Form 10-K cover page and include the appropriate inform-ation.

In response to the Staff, we have updated our cover page to reflect the latest required information.

2. Please provide the required signatures on your certifications and on the form 10-K itself.

In response to the Staff, the requested changes have been made to our filings. In future filings the Company will ensure that the typed signatures will be provided as applicable.

Item 2. Properties
3. Please include 2006 and 2005 disclosure regarding average rent per square foot.

We have revised our Form 10-K to include these figures in the table under Item
2. In future filings the Company will ensure that this information will be provided.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

4. We note you have omitted the contractual obligations table. Please tell us how you have complied with Item 303(A)(5) of Regulation S-K, or tell us why you believe it was not necessary to include this table.

We have revised our Form 10-K to include the Contractual Obligations Table under
Item 7.


Item 11. Executive Compensation (Management Remuneration and Transactions)
5. Please revise to include the disclosure required by Item 402(c) of Regulation S-K, using the tabular presentation prescribed by the rule. Alternatively, please advise us as to why you do not believe it is appropriate to include this information.

We believe a tabular presentation is unnecessary since the Registrant is a limited partnership and has no executive officers. The General Partners are DSI Properties, Inc., a California corporation, and Diversified Investors Agency, a partnership. The General Partnership entities received incentive management fees totaling $178,902 for the year ended December 31, 2006. Each of these entities also had revenues from other sources. Robert J. Conway and Joseph W. Conway, (the sole partners of Diversified Investors Agency and collec-tively the owners of 96.8% of the outstanding common stock of DSI Financial, Inc. which is the parent of DSI Properties, Inc.) receive compensation from those entities in amounts that do not bear a direct relationship to the amount of incentive management fees paid to those entities by the Fund. It is imposs-ible to determine the exact amount paid to Robert J. Conway and Joseph W. Conway since no monies were paid directly to them from the Funds. Please see the foot-note to item 11.

Item 12.  Security Ownership of Certain Beneficial Owners and Management
6. Please revise to include the updated disclosure required by Item 403(b) of Regulation S-K, using the tabular presentation prescribed by the rule.

In response to the Staff, the requested changes have been made to our filings under Item 12.

Financial Statements
Report of Independent Registered Public Accounting Firm
7. We note you include an opinion from your external auditor, which does not appear to be signed by your external auditor. Please amend your filing to in-clude evidence that their opinion is signed.

Prior to the Form Filing, the Company obtained manually signed copies of the reports of its independent registered public accounting firm. The Company will retain these signed copies for at least five years. In response to the Staff, in future filings the Company will ensure that the typed signatures will be provided on all applicable reports and consents.

Statements of Cash Flows
8. We note you include distributions from real estate joint ventures with your financing activities. Please tell us how you have complied with SFAS 95, or tell us why you believe it was not necessary to include these distributions with your investing activities.

Distributions from real estate joint venture for the years ended December 31, 2006, 2005, and 2004 of $111,300, $105,900, and $117,000, respectively, were incorrectly included as financing activities. This cash inflow was not con-sidered a return of capital which would have been an investing activity, in-stead should have been recorded as a return on investment and therefore reported as an operating activity transaction for financial statement presentation purposes.

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31,
                                       2006             2005            2004

                                                       As previously reported
Cash flows provided by
  operating activities:              1,216,024       1,124,587       1,276,067
Cash flows used in
  financing activities:             (3,923,613)     (1,132,043)     (1,349,315)

Distributions from real
  estate joint venture                 111,300         105,900         117,000

% of financing activities                 3%              9%              9%


                                                       As revised
Cash flows provided by
  operating activities:              1,327,324       1,230,487       1,393,067
Cash flows used in
  financing activities:             (4,034,913)     (1,237,943)     (1,466,315)

% change in operating activities          9%              9%              9%


Per SFAS 154, Accounting Changes and Error Corrections, paragraph 2 an error in previously issued financial statements is defined as an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. In our evaluation of the error, we considered both the quantitative and qualita-tive factors of the item.

Quantitative Considerations: Distributions from a real estate joint venture was approximately 3%, 9%, and 9% of cash flows used in financing activities, for the fiscal years ended December 31, 2006, 2005, and 2004, respectively. If the amount had been properly classified the percent increase in operating activities would have been 9% higher for all three years. Therefore, the statement of cash flows misclassification does not materially affect the overall presentation of the cash flows from a quantitative analysis.

Qualitative Analysis: The misstatement was not intentional and does not appear to relate to fraud or an illegal act. In addition the misclassification does not have an affect on income, does not affect management compensation, and has no affects on the registrant's compliance with loan covenants or other contrac-tual requirements. We do not believe that the judgment of a reasonable person relying on the financial statements would have changed if the amount had been properly recorded in the 2006, 2005, and 2004 financial statements.

Based upon the above, misclassification of the 2006, 2005, and 2004 distribu-tions from real estate joint venture does not have a material affect on the financial statement and therefore the users of the financial statements. There-fore, we determined that it is not necessary to restate the statement of cash flows as filed in the 2006 Form 10-K. We intend to correct the misclassifica-tion in the statement of cash flows in the Form 10-K filing for the year ended December 31, 2007 including appropriate disclosures of the change.

Certifications
9. We note your certifications do not comply with the content of the certifi-cations required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word "report" with "annual report" in paragraphs 2, 3 and 4; you have replaced the word "an" with "our" in paragraph 4c; you have replaced the phrase "the audit committee of the registrant's board of directors" with "general partners" in paragraph 5; you have changed the term "control" to "controls" in paragraph 5b; and you have included the certifications at the end of the Form 10-K, instead of as exhibits. Please amend your filing to in-clude certifications that comply with the Exchange Act Rules.

In response to the Staff, the requested changes have been made to our Certifi-cations to comply with Exchange Act Rules. Furthermore, they will be included as exhibits to our Form 10-K.



Form 10-Q for Quarterly Period Ended September 30, 2007

Certifications
10. We note your certifications do not comply with the content of the certifi-cations required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have removed the word "adversely" from paragraph 5a. Please revise your certifications in future filings to comply with the Exchange Act Rules.

In response to the Staff, the requested changes have been made.

******



We appreciate the Staff's guidance and await final comments before filing our 10-K/As. Please direct these comments and/or any questions you may have to me or Richard P. Conway, SVP at (562) 493-3022.

Sincerely,

/s/ ROBERT J. CONWAY
__________________________________
Robert J. Conway
Chief Executive Officer
January 25, 2008